Progressive Wealth Management Since 1990

Shareholder Rebuttal to TJX Companies Opposition Statement

Regarding Assessing Due Diligence on Human Rights in Supply Chain

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: TJX Companies, Inc.

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

TJX shareowners are urged to vote FOR proposal #5:

RESOLVED: Shareholders of TJX Companies urge the Board of Directors to oversee a third-party assessment and report to shareholders, at reasonable cost and omitting proprietary information, assessing the effectiveness of current company due diligence in preventing forced, child, and prison labor in TJX’s supply chain.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

TJX does not commit resources to conduct its own verification of the absence of forced, child, or prison labor in the majority of its supply chain. The Proponent believes that this puts shareholder investment at risk.

TJX Companies’ Vendor Code of Conduct prohibits vendors from using prison labor, forced labor, or child labor; however, TJX’s social compliance auditing program only routinely verifies a small portion of factories – those that TJX directly controls through the production of its private label products. To the Proponent’s knowledge, private label merchandise represents only a small fraction (estimated at 10%) of the company’s 21,000 suppliers, meaning that many thousands of TJX vendors do not routinely prove compliance to TJX.1

In the opinion of the Proponent, TJX’s practices, for the vast majority of its suppliers, amount to the company simply “washing its hands” of the problem after a vendor signs the purchase order. Unfortunately, the Proponent believes this could lead to significant risks to share value and implications of human rights abuses should the company be found to use a supplier using forced, child, or prison labor.

Recent investigative reporting demonstrates the pervasiveness and opacity of child labor risks in manufacturing.

In February 2023, the New York Times published an article entitled “Alone and Exploited, Migrant Children Work Brutal Jobs Across the U.S.”2 which detailed the results of an investigation providing evidence that migrant children work in exploitative jobs throughout the U.S. economy. The subheading explains that “arriving in record numbers, [migrant children are] ending up in dangerous jobs that violate child labor laws — including in factories that make products for well-known brands like Cheetos and Fruit of the Loom.”

This article describes that migrants crossing the U.S. border are “ending up in some of the most punishing jobs in the country…” and that “[m]igrant child labor benefits both under-the-table operations and global corporations.” Numerous major brands – such as J. Crew, Walmart, and Target – that have prohibitions on the use of child labor are named in this article, demonstrating that well-intentioned prohibition policies appear to be challenged in their implementation. The Proponent believes it is vital that TJX respond to these risks by enhancing its own policies and procedures related to human rights due diligence in the supply chain.

The Proponent believes that this example highlights the Proposal’s point: failure to verify supplier adherence to TJX’s Vendor Code of Conduct could result in brand risk similar to that experienced by the brands described in this news article if TJX is found to purchase from suppliers that use child, forced, or prison labor.

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1 While TJX does not publicly state what percent of its products are private label, third party online sources have estimated that approximately only 10% of TJX’s products are private label. If this estimate is accurate, as many as 18,900 vendors in the 21,000-vendor universe are not subject to routine verification of the Vendor Code of Conduct.

2 https://www.nytimes.com/2023/02/25/us/unaccompanied-migrant-child-workers-exploitation.html

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Forced labor, prison labor, and child labor are also present in numerous foreign countries from which TJX sources products.

The U.S. Department of Labor (DOL) maintains a List of Goods Produced by Child Labor or Forced Labor that identifies product category, country of origin, and describes the conditions of forced and child laborers. After examining that list and the manufacturing locations of many TJX-sold goods, the Proponent identified numerous instances where types of products sold by the Company are made by child labor or forced labor in countries from which the Company sources. The Proponent believes that these instances represent risks to shareholder value because the Company does not require verification of adherence to the code of conduct from every vendor.

The chart below provides examples of products made through forced labor or child labor that the Proponent fears may taint the TJX Companies supply chain:

Selected Products Made Through Child Labor, Forced Labor, or Prison Labor that Highlight Potential Risk in the TJX Supply Chain
Country	Item
Brazil	Footwear, garments
China	Artificial flowers; Christmas décor, cotton, electronics, footwear, garments, textiles, toys
India	Carpets, cotton, embellished textiles, footwear, leather goods/accessories, silk fabric and thread, thread/yarn
Nepal	Carpets, embellished textiles
Pakistan	Carpets, leather, cotton, glass bangles (jewelry), leather
Turkey	Cotton, footwear, furniture, garments
Vietnam	Footwear, furniture, garments, leather, textiles
Source: Department of Labor List of Goods Produced by Child Labor or Forced Labor.
The DOL’s list was cross-referenced by NorthStar against manufacturing countries of brands sold by TJX Companies via online stores or in-person locations as of September 2021.

In its report, the DOL provides illustrative summaries of many instances of child or forced labor. The Proponent believes these examples demonstrate the level of reputational risk for companies that are found, even unknowingly, to have child, forced, or prison labor in their supply chains. Examples can be viewed in the quotes below:

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Source: Department of Labor List of Goods Produced by Child Labor or Forced Labor

The Proponent believes that these select examples of labor conditions in countries from which the Company sources products demonstrates risk to shareholder value of the Company’s practice of not requiring verification of adherence to the Vendor Code of Conduct for the vast majority of its 21,000 suppliers. These risks may come through potential reputational and legal consequences, as described below.

Forced, child, and prison labor in the supply chain pose reputational and financial risks for TJX and its shareholders.

In the opinion of the Proponent, manufacturing in or sourcing from locations where the use of forced, prison, or child labor result in low overhead and low prices for buyers pose significant reputational and legal enforcement risks that must be addressed.

The Company has specifically acknowledged risks of Uyghur labor in the supply chain. Specifically citing the Uyghur Forced Labor Prevention Act (UFLPA), TJX’s 10-K acknowledges this as a material risk, stating that compliance failures “could negatively affect our business operations and financial performance.”3

The Proponent believes that such risks related to cotton and garment manufacturing due to the documented forced labor in the Xinjiang region of China serves as a tangible example of the risks related to difficult-to-uncover labor issues in the supply chain.

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3 https://www.tjx.com/docs/default-source/annual-reports/tjx-2021-annual-report-and-10-k.pdf, p. 19

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Abuses of Uyghur and other Turkic and Muslim-majority peoples by the Chinese government, deemed “genocide and crimes against humanity”4 by the U.S. State Department, can embroil leading apparel brands and retailers in a severe human rights crisis given that the apparel and textile sector is a focal point of the Chinese government's forced labor program. The global apparel industry’s greatest risk for forced labor lies in cotton and yarn production, not in the actual garment sewing. The Xinjiang Uyghur Autonomous Region (XUAR) grows 20% of the world’s cotton, and, hence, “one in five cotton garments in the global apparel market have content from the Uyghur Region and carry a high risk of being made with forced labor.”5

Consequently, U.S. Customs and Border Protection (CBP) issued a Withhold Release Order (WRO) against cotton products from XUAR. Congress strengthened that action with the UFLPA, which establishes a presumption that the importation of any goods sourced in part from the XUAR, or produced by certain entities, are not entitled to entry to the United States, taking effect on June 21, 2022.

Without adequate human rights due diligence, the Proponent fears that TJX and its shareholders may suffer reputational and enforcement risk that may result from allegations of forced labor disclosed in any CBP WRO.

Additionally, the Proponent notes that the Company sources from at least two countries (China and Vietnam) listed as “Tier 3” countries in the 2022 Trafficking in Persons Report (“TIP Report”)6 by the U.S. Department of State. Tier 3 countries are described as not fully meeting the minimum standards for the elimination of trafficking and are not making significant efforts to do so, as set forth by the Trafficking Victims Protection Act of 2000. The TIP Report notes that in those countries – China and Vietnam – human trafficking victims are often exploited in sectors such as garments, footwear, carpets, holiday decorations, and bedding. These are categories of products sourced by the company and sold to customers in TJX Companies stores. The Proponent believes that sourcing from Tier 3 countries, as well as “Tier 2 Watchlist” countries, especially warrant a heightened level of scrutiny due to the high risk of human exploitation in the supply chain.

TJX rates poorly on human rights due diligence indicators on well-known benchmarks.

The Corporate Human Rights Benchmark (CHRB), part of the World Benchmarking Alliance, “provides a comparative snapshot year-on-year of the largest companies on the planet, looking at the policies, processes, and practices they have in place to systematize their human rights approach and how they respond to serious allegations.” This Benchmark examines company commitments as they compare to international human rights standards such as the International Labor Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work.

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4 https://www.voanews.com/a/state-department-unveils-us-2021-human-rights-report-/6526733.html

5 https://www.workersrights.org/issues/forced-labor/

6 https://www.state.gov/reports/2022-trafficking-in-persons-report/

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The 2020 CHRB scored TJX Companies an overall 4 of 26 points, including 0.5/2 for “Commitment to respect the human rights of workers” and 0/10 for all human rights due diligence (HRDD) indicators. These HRDD indicators include identifying, assessing, integrating and acting, tracking, and reporting human rights risks and impacts. The Company also scored zero on various other indicators such as providing grievance channels for workers and communities, remedying adverse impacts, and a commitment to engage with stakeholders.

The Proponent believes that the poor scoring of TJX by CHRB’s Scoresheet7 casts doubt on the Company’s practices related to human rights due diligence in its supply chain, despite the Company’s statements in its opposition statement that claim that its “approach to managing forced, child, and prison labor risk is reasonable and appropriate...”8

Another benchmarking organization, KnowTheChain, similarly rated TJX poorly[9] – zero points – on indicators such as: traceability and supply chain transparency, risk assessment, purchasing practices, monitoring and responsible recruitment, and remedy programs. KnowTheChain scored TJX 19/100 and ranked it 29 out of 37 companies assessed in the industry.

Given the potential risk to the company and shareholders, as well as workers in factories toiling in hardship or under threat, of failing to uncover instances of forced, prison, or child labor, the Proponent believes that TJX should obtain an assessment and report to shareholders on whether existing company due diligence practices effectively prevent forced, child, and prison labor in TJX’s supply chain.

Conclusion:

The Proponent believes that TJX Companies’ Vendor Code of Conduct and the company’s requirement that vendors sign a purchase order committing to the Code of Conduct is an important first step in protecting the rights of factory workers in its supply chain, as well as shareholders’ investment. However, the Proponent also believes that there is evidence to suggest a high level of risk in the Company’s supply chain as it relates to child, forced, and prison labor.

In the opinion of the Proponent, because the Company does not commit resources to conduct its own verification of the absence of forced, prison, or child labor in this large portion of the supply chain, shareholder value is exposed to material risk. While the Proponent recognizes inherent challenges in the Company’s sourcing model as it relates to requiring this verification, the Proponent also believes that striving to overcome those challenges is critical to protecting long-term value at the company.

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7 https://assets.worldbenchmarkingalliance.org/app/uploads/2020/11/The-TJX-Companies-CHRB-scorecard-2020.pdf

8 https://www.sec.gov/Archives/edgar/data/0000109198/000010919822000024/a2022proxystatement.htm#ibd1d957d8d0d47d598341251f8d5d525_148

9 https://knowthechain.org/wp-content/uploads/2021_KTC_AF_Scorecard_TJX.pdf

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

We urge you to vote “FOR” proxy item #5.

Please direct proposal specific questions to Mari Schwartzer, Director of Shareholder Activism and Engagement, at mschwartzer@northstarasset.com.

Date: May 23, 2023

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Proposal on #5 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM